Giddy Apps, Inc.

Unaudited Financial Statements for the Years

Ended December 31, 2018 and 2017

GIDDY APPS, INC

BALANCE SHEET

As of December 31, 2018, and 2017

(Unaudited)

ASSETS	**2018**	**2017**
Current Assets:		
Cash and cash equivalents	$ 172,206	$ 55,668
Accounts receivable	179,278	86,585
Other current assets	1,636,492	1,636,492
Total Current Assets	1,987,976	1,778,745
Fixed Assets:		
Property, plant, and equipment	74,388	74,280
Total Fixed Assets	74,388	74,280
TOTAL ASSETS	$ 2,062,364	$ 1,853,025
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 102,176	$ 102,274
Accrued interest	315,447	315,447
Accrued expenses	22	4,564
Total Current Liabilities	417,645	422,285
Long-Term Liabilities		
Convertible notes	2,495,617	2,495,617
Growth Loan	2,144,156	2,144,156
Total Long-Term Liabilities	4,639,773	4,639,773
TOTAL LIABILITIES	5,057,418	5,062,058
Stockholders' Equity:		
Common stock $0.0001 par value, 6,000,000 shares authorized, 1,969,234 shares issued as of December 31, 2018, and 2017, respectively	3,275	3,275
Preferred stock $0.0001 par value, 3,111,115 shares authorized, 2,837,755 shares issued as of December 31, 2018, and 2017, respectively	7,561,062	7,561,062
Accumulated deficit	(10,559,391)	(10,773,370)
Total Stockholders' Equity	(2,995,054)	(3,209,033)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,062,364	$ 1,853,025

The accompanying notes are an integral part of these financial statements.

GIDDY APPS, INC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	2018	2017
Revenues	$ 2,487,079	$ 2,588,901
Cost of Goods Sold	1,594,616	1,588,403
Gross Profit (Loss)	892,463	1,000,498
Operating Expenses:		
General and administrative	662,610	1,259,885
Sales and marketing	15,330	43,935
Total Operating Expenses	677,940	1,303,820
Operating Income (Loss)	214,523	(303,322)
Other Expenses:		
Interest Expense	544	516
Total Other Expenses	544	516
Net Income (Loss)	$ 213,979	$ (303,838)

The accompanying notes are an integral part of these financial statements.

GIDDY APPS, INC
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	Number of Units	Common Stock	Preferred Stock	Accumulated Deficit	Total Members' Capital
Balance as of January 1, 2017	0	$ 3,275	$ 7,561,062	$ (10,469,532)	$ (2,905,195)
Net Income (Loss)	0	0	0	(303,838)	(303,838)
Balance as of December 31, 2017	0	3,275	7,561,062	(10,773,370)	(3,209,033)
Net Income (Loss)	0	0	0	213,979	213,979
Balance as of December 31, 2018	0	$ 3,275	$ 7,561,062	$ (10,559,391)	$ (2,995,054)

The accompanying notes are an integral part of these financial statements.

GIDDY APPS, INC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
(Unaudited)

Cash Flows From Operating Activities		2018		2017
Net Income (Loss)	$	213,979	$	(303,838)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		0		23,947
Changes in operating assets and liabilities:				
(Increase) decrease in accounts receivable		(92,693)		80,438
Increase (decrease) in accounts payable		(98)		(90,997)
Increase (decrease) in accrued interest		0		315,447
Increase (decrease) in accrued expense		(4,542)		0
Net Cash Used In Operating Activities		116,646		(135,879)
Cash Flows From Investing Activities				
Purchase of property and equipment		(108)		(57,337)
Net Cash Used In Investing Activities		(108)		(57,337)
Cash Flows From Financing Activities				
Issuance of convertible notes		0		104,383
Net Cash Provided By Financing Activities		0		104,383
Net Change In Cash and Cash Equivalents		116,538		(88,873)
Cash and Cash Equivalents at Beginning of Period		55,668		33,205
Cash and Cash Equivalents at End of Period	$	172,206	$	55,668
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	0	$	0
Cash paid for income taxes		0		0

The accompanying notes are an integral part of these financial statements.

GIDDY APPS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Giddy Apps, Inc. (which may be referred to as the "Company," "we," "us," or "our") is a leading gaming company based out of New York City. Our mission is to develop the next evolution of social games for real money. We partner with other gaming companies, which now include The Stronach Group and Woodbine Entertainment, to create and distribute our original games. Our in-house engineering and product teams have developed content for responsive web, iOS, and android. In addition, we own and operate Derby.com, a gaming destination for US and Canadian players.

The Company incorporated on September 22, 2011 in the State of Delaware. The Company is headquartered in New York City. The Company began its operations in 2011.

Since Inception, the Company has relied on advances from the founder and convertible notes. As of December 31, 2018, the Company had positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017 the Company had $172,206 and $55,668 of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial

strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company had $179,278 and $86,585 in accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income Taxes

The Company operates as a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member and founder. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to its one member on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized over the term of the course. During the year ended December 31, 2018 and 2017, the Company had recognized $2,487,079 and $2,588,901, respectively, in sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – LONG-TERM DEBT

Convertible Notes

During 2016, the Company issued $2,495,617 of convertible notes. The convertible notes mature five years from the effective date and interest accrues at 3% per year. The convertible notes are automatically convertible into membership units on the completion of the $1,000,000 in cumulative gross proceeds from the sale of convertible notes ("Qualified Financing") at the rate of $1,000 of principal and accrued interest converted into one membership unit ("Conversion Price").   If the Company does not complete a Qualified Financing or sale of the company prior to the maturity date, the holder of the convertible notes can elect to have the principal and accrued interest repaid in cash or converted at the Conversion Price. If the Company is sold prior to the maturity date, the holder of the convertible notes can elect to have the principal and accrued interest repaid in cash or converted at the Conversion Price

Growth Capital Loan

The Company has entered into a line of credit with Venture Lending & Leasing VI and VII, Inc. that provides for available borrowings of the lesser of $2,500,000 as defined by the loan agreement. The agreement matures on _____. Borrowings under the line of credit bear an interest rate of 11.5%. All borrowings are collateralized by inventory, trade receivables, equipment and intangibles of the Company. Amounts outstanding on the line totaled $2,144,156 as of December 31, 2018 and 2017, respectively. Borrowings under the line of credit are subject to certain covenants and restrictions on indebtedness and dividend payments.

NOTE 4 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the year ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has incurred a loss each year since inception.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and, does not know of any pending or threatening litigation against the Company.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company was initially formed in 2011 by three investors who each contributed a money to form the company.

Stock Option Compensation

The Company has a stock compensation plan which permits the grant or option of shares to its employees for up to 840,392 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 100% of the fair value for significant stockholders based on management's determination of fair value.

Warrants

The Company issued warrants which permits the grant or option of shares to its employees for up to 666,158 shares. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 100% of the fair value for significant stockholders based on management's determination of fair value.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2011 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by _____, 2019 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through June _____, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.